Exhibit 99.1

For Release

UNITIL REPORTS SECOND QUARTER EARNINGS

HAMPTON, N.H., JULY 25, 2012 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Earnings (Loss) Applicable to Common Shareholders of ($0.4) million, or ($0.03) per share, for the second quarter of 2012, an improvement of $0.4 million, or $0.05 per share, compared to the second quarter of 2011. For the six months ended June 30, 2012, the Company reported Earnings of $8.6 million, or $0.74 per share, compared to $7.9 million, or $0.73 per share, for the same period of 2011. Results for the second quarter and year-to-date period were driven primarily by higher natural gas and electric sales margins reflecting higher rates, partially offset by lower sales volumes and increases in operating expenses.

“Our earnings continue to reflect the phase-in of new rates offset by unusually mild weather in the first six months of 2012,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. The Company estimates that the mild weather in the winter and early spring negatively impacted earnings by about $2.0 million, or $0.17 per share, in the first six months of 2012. Based on weather data collected in the Company’s service areas, there were 20% fewer Heating Degree Days in the first six months of 2012 compared to the same period in 2011.

On May 16, 2012, the Company sold 2,760,000 shares of its common stock at a price of $25.25 per share in a registered public offering, including 360,000 shares of common stock pursuant to the underwriters’ option to purchase additional shares of common stock. The Company used the net proceeds of approximately $65.6 million from this offering to make equity capital contributions to its regulated utility subsidiaries, repay short-term debt and for general corporate purposes. Overall, the results of operations and Earnings reflect a higher number of average shares outstanding year over year.

(Continued on Next Page)

6 Liberty Lane West

Hampton, New Hampshire 03842

www.unitil.com

Ph: 603-772-0775 Fax: 603-773-6605

Natural gas sales margins were $12.6 million and $39.9 million in the three and six months ended June 30, 2012, respectively, resulting in increases of $2.8 million and $5.3 million compared to the same periods in 2011. Natural gas sales margins were favorably affected by increased base rates and decoupling revenues from recently completed rate cases, and the growth in new gas customers. Partially offsetting these increases were lower gas therm sales volumes, which decreased 7.8% and 10.1% in the three and six month periods ended June 30, 2012 compared to the same periods in 2011. The decrease in gas therm sales in the Company’s utility service areas reflects the effect of milder weather in the first six months of 2012 compared to 2011. Weather-normalized gas therm sales (excluding decoupled sales) in the three and six month periods ended June 30, 2012 are estimated to be 3.2% and 1.3% higher, respectively, compared to the same periods in 2011. Approximately 13% of natural gas therm sales are decoupled and changes in these sales due to the weather do not affect sales margins.

Electric sales margins were $17.5 million and $33.6 million in the three and six months ended June 30, 2012, respectively, resulting in increases of $1.6 million compared to the same three and six-month periods in 2011. The increases in electric sales margins reflect higher base rates and decoupling revenues from recently completed rate cases, partially offset by lower electric kilowatt-hour (kWh) sales volumes. Total kWh sales decreased 2.7% and 3.8% in the three and six month periods ended June 30, 2012, respectively, compared to the same periods in 2011. The decreases in kWh sales primarily reflect the effect of milder weather in the first six months of 2012 compared to 2011. Weather-normalized kWh sales (excluding decoupled sales) in the three and six month periods ended June 30, 2012 are estimated to be 3.2% and 2.0% higher, respectively, compared to the same periods in 2011. Approximately 27% of electric kWh sales are decoupled and changes in these sales due to the weather do not affect sales margins.

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $1.3 million and $2.6 million in the three and six month periods ended June 30, 2012, respectively, resulting in decreases of $0.1 million compared to the same three and six-month periods in 2011, reflecting the mild weather in 2012.

(Continued on Next Page)

Selected financial data for 2012 and 2011 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data)(Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2012	2011	Change	2012	2011	Change

Gas Therm Sales:
Residential	6.5	8.0	(18.8%)	23.5	27.9	(15.8%)
Commercial/Industrial	30.3	31.9	(5.0%)	85.7	93.6	(8.4%)

Total Gas Therm Sales	36.8	39.9	(7.8%)	109.2	121.5	(10.1%)

Electric kWh Sales:
Residential	145.2	150.7	(3.6%)	324.6	339.9	(4.5%)
Commercial/Industrial	238.1	243.4	(2.2%)	473.4	489.7	(3.3%)

Total Electric kWh Sales	383.3	394.1	(2.7%)	798.0	829.6	(3.8%)

Gas Revenues	$22.7	$25.2	$(2.5)	$86.9	$91.1	$(4.2)
Purchased Gas	10.1	15.4	(5.3)	47.0	56.5	(9.5)

Gas Sales Margin	12.6	9.8	2.8	39.9	34.6	5.3

Electric Revenues	44.8	42.9	1.9	93.5	91.1	2.4
Purchased Electricity	27.3	27.0	0.3	59.9	59.1	0.8

Electric Sales Margin	17.5	15.9	1.6	33.6	32.0	1.6

Usource Sales Margin	1.3	1.4	(0.1)	2.6	2.7	(0.1)

Total Sales Margin:	31.4	27.1	4.3	76.1	69.3	6.8

Operation & Maintenance Expenses	14.9	12.5	2.4	28.3	24.7	3.6

Depreciation, Amortization, Taxes & Other	12.3	10.6	1.7	29.7	27.3	2.4

Interest Expense, Net	4.6	4.8	(0.2)	9.5	9.4	0.1

Earnings (Loss) Applicable to Common Shareholders:	$(0.4)	$(0.8)	$0.4	$8.6	$7.9	$0.7

Earnings (Loss) Per Share	$(0.03)	$(0.08)	$0.05	$0.74	$0.73	$0.01

(Continued on Next Page)

Operation and Maintenance (O&M) expenses increased $2.4 million and $3.6 million for the three and six months ended June 30, 2012, respectively, compared to the same periods in 2011. The increase in O&M expenses in the first six months of 2012 compared to the same period in 2011 reflects lower O&M expenses recorded in the first quarter of 2011 due to the receipt of a $1.0 million insurance payment. Other changes in O&M expenses in the six month period include higher utility operating costs of $1.2 million, higher employee compensation and benefit costs of $0.9 million, and higher professional fees of $0.5 million. Utility operating costs in the six months ended June 30, 2012 include approximately $1.5 million of spending on vegetation management and electric reliability enhancement programs. These costs are recovered through cost tracker rate mechanisms that result in corresponding increases in revenue.

Depreciation and Amortization expense increased $1.0 million and $1.4 million in the three and six months ended June 30, 2012, respectively, compared to the same periods in 2011, principally reflecting normal utility plant additions and amortization of regulatory assets.

Local Property and Other Taxes increased $0.5 million and $0.9 million in the three and six month periods ended June 30, 2012, respectively, compared to the same periods in 2011, reflecting higher local property taxes on higher levels of utility plant in service.

Interest Expense, Net decreased $0.2 million and increased $0.1 million in the three and six month periods ended June 30, 2012, respectively, compared to the same periods in 2011, reflecting normal fluctuations in short-term borrowings and interest income.

Also in the second quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s results of operations are expected to reflect the seasonal nature of the natural gas business. Annual gas revenues are substantially realized during the heating season as a result of higher sales of natural gas due to cold weather. Accordingly, the results of operations are historically most favorable in the first and fourth quarters. Fluctuations in seasonal weather conditions between years may have a significant effect on the result of operations. Sales of electricity are generally less sensitive to weather than natural gas sales, but may also be affected by the weather conditions in both the winter and summer seasons.

(Continued on Next Page)

The Company will hold a quarterly conference call to discuss second quarter 2012 results on Wednesday, July 25, 2012, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 101,400 electric customers and 71,900 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of energy commodities and transmission capacity and Unitil’s ability to recover energy commodity costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; Unitil’s energy brokering customers’ performance under multi-year energy brokering contracts; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission, including those appearing under the caption “Risk Factors” in Unitil’s Annual Report on Form 10-K for the year ended December 31, 2011. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com